08030676

RECD S.E.C.
JUN 25 2008
503

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 3774

SEC Mail Processing Section
Washington, DC
104

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 28, 2007 (MM/DD/YY) AND ENDING April 25, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Wiley Bros. - Aintree Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
40 Burton Hills Blvd., Suite 350
(No. and Street)

Nashville	TN	37215
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lisa P. James (615) 255-6431
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

The Baker Group, P.C.
(Name – *if individual, state last, first, middle name*)

1504 17th Avenue South	Nashville	TN	37212
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 30 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Lisa P. James, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wiley Bros. - Aintree Capital, LLC, as of April 25, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Lisa P. James
Signature

Financial Principal
Title

Angela T Samol
Notary Public

ANGELA T SAMOL STATE OF TENNESSEE NOTARY PUBLIC DAVIDSON COUNTY, TENN.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

THE BAKER GROUP, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

Wiley Bros. – Aintree Capital, LLC
Nashville, Tennessee

We have audited the accompanying statement of financial condition of Wiley Bros. – Aintree Capital, LLC (the Company) as of April 25, 2008, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wiley Bros. – Aintree Capital, LLC as of April 25, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Baker Group, P.C

June 19, 2008

1504 17TH AVE. SOUTH · NASHVILLE, TN 37212 · 615-292-5500 · FAX 615-292-5400
MEMBERS AMERICAN INSTITUTE AND TENNESSEE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

WILEY BROS. - AINTREE CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

APRIL 25, 2008

ASSETS

Cash	$2,769,326
Receivable from brokers and dealers	805,788
Market value of securities owned	4,680,152
Furniture, fixtures and equipment, at cost (net of accumulated depreciation of $979,959)	172,746
Other assets	437,763
	$8,865,775

LIABILITIES AND MEMBERS' EQUITY

Note payable - secured	$3,755,382
Securities sold short	10,050
Accrued taxes and other liabilities	1,983,919
Members' equity	3,116,424
	$8,865,775

The accompanying notes are an integral part of these statements.

WILEY BROS. - AINTREE CAPITAL, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED APRIL 25, 2008

Revenues	
Commissions and fees	$10,497,593
Gains on securities trading accounts	3,744,744
Other income from the securities business	3,199,593
	17,441,930
Expenses	
Employee compensation and benefits	12,064,028
Members' compensation	382,853
Commission and clearance paid to brokers	696,511
Interest expense	336,829
Regulatory fees and expenses	17,782
General and administrative expenses	2,634,307
	16,132,310
Net Income	$ 1,309,620

The accompanying notes are an integral part of these statements.

WILEY BROS. - AINTREE CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED APRIL 25, 2008

Beginning Members' Equity	$2,277,400
Members' Drawings	(470,596)
Net Income	1,309,620
Ending Members' Equity	$3,116,424

The accompanying notes are an integral part of these statements.

WILEY BROS. - AINTREE CAPITAL, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED APRIL 25, 2008

Cash Flows from Operating Activities	
Net income	$ 1,309,620
Adjustments to reconcile net income to net cash provided by operations	
Depreciation and amortization	68,967
(Increase) Decrease in:	
Receivable from brokers and dealers	544,202
Market value of securities owned	(2,174,546)
Other assets	456,663
Increase (Decrease) in:	
Note payable	1,152,455
Securities sold short	(39,727)
Accrued taxes and other liabilities	302,856
Net cash provided by operating activities	1,620,490
Cash Flows from Investing Activities	
Purchase of equipment	(115,548)
Net cash used by investing activities	(115,548)
Cash Flows from Financing Activities	
Distributions to members	(470,596)
Net cash used by financing activities	(470,596)
Net increase in cash	1,034,346
Cash at beginning of year	1,734,980
Cash at end of year	$ 2,769,326
Supplemental Disclosures	
Interest Expense Paid	$ 318,609
Taxes paid	$ 7,799

The accompanying notes are an integral part of these statements.

WILEY BROS. - AINTREE CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

APRIL 25, 2008

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Operations
This Tennessee Limited Liability Company (LLC) received a substantial members' capital contribution on May 1, 1996, and began operations as a broker-dealer on the same date. One of the founding members was Wiley Bros., Inc. which contributed a substantial part of the starting capital, and prior to May 1 had operated as a broker-dealer. After making their capital contribution, Wiley Bros., Inc. ceased operations as a broker-dealer and transferred their license to the new entity. As a Limited Liability Company, the members' liability is limited.

Reporting Period
The Limited Liability Company's fiscal year ended on the last Friday of April in 2008.

Revenue Recognition
Security transactions are recorded in the accounts on a trade-date basis. Marketable securities at April 25, 2008 are valued at market values.

Property and Depreciation
Office equipment and leasehold improvements are carried at cost and are depreciated using accelerated and straight-line methods over their estimated useful lives.

Retirement Plan
The Company maintains a qualified retirement plan under Section 401(k) of the Internal Revenue Code. Under the plan, employees may elect to defer a percentage of their salary, subject to Internal Revenue Service limits. In addition, the plan allows for the Company to make discretionary contributions based on the participant's salary. Company contributions to the plan were $390,903 for the current year.

Income Taxes
Federal income taxes are not payable by the Limited Liability Company, or provided for in this financial statement. The Limited Liability Company members are taxed individually on their share of the Limited Liability Company's earnings. State income taxes have been accrued in the amount of $10,780.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: - continued

Cash Flows
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Member Allocation
The members have an agreement as to the allocation of net earnings and distributions subject to extensive provisions as agreed to by the members.

Other Assets
Other assets consist of employee advances and loans, investment in other limited liability companies, and other receivables.

Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could differ from those estimates.

NOTE 2 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business the Company purchases and sells securities as both principal and/or agent. If another party to the transaction fails to perform as agreed (for example failure to deliver a security or failure to pay for a security) the Company may incur a loss if the market value of the security is different from the contract amount of the transaction.

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the requirements of Rule 15c-3-1 under the Securities Exchange Act of 1934. At April 25, 2008, the Company's net capital of $2,200,213 was $1,950,213 in excess of the minimum requirement of $250,000.

NOTE 4 - EQUIPMENT, FURNITURE AND FIXTURES

Equipment, furniture and fixtures consist of the following:

Computer and equipment	$ 495,455
Office furniture and fixtures	414,607
Leasehold improvements	242,643
	1,152,705
Less: Accumulated depreciation	(979,959)
	$ 172,746
Depreciation and Amortization Expense	$68,967

NOTE 5 - RELATED PARTY TRANSACTIONS

At April 25, 2008 amounts due from related parties, which were included in Other Assets, was $79,886.

NOTE 6 - LEASE COMMITMENTS

The Company is the lessor of office space under an operating lease agreement that extends for several years. The total rental for office space was $306,065 for the current year.

The total minimum payments required under the office space lease are as follows:

2009 -	$281,429
2010 -	286,859
2011 -	267,977
	$836,265

The Company leases equipment and furniture under operating leases. The total rental for equipment and furniture leases was $141,957 for the current year.

The total minimum payments required under the equipment and furniture leases are as follows:

2009 -	$22,333
2010 -	3,722
	$26,055

NOTE 7 – CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk related to cash.

NOTE 8 – NOTE PAYABLE – SECURED

The Company has a secured bank line of credit used to finance inventory purchases. The loan is renewed annually and has a variable interest rate that was 5.21% at April 25, 2008.

NOTE 9 - ADVERTISING

Advertising costs are expensed as incurred. Advertising expense was $43,264 for the year ended April 25, 2008.

NOTE 10 – CONTINGENT LIABILITIES

At June 19, 2008, there were lawsuits and claims pending against the Company. In the opinion of management, the ultimate liabilities, if any, resulting from such lawsuits and claims will not materially affect the financial position of the Company.

WILEY BROS. - AINTREE CAPITAL, LLC

SCHEDULE 1

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SEC

AS OF APRIL 25, 2008

Total members' equity from Statement of Financial Condition		$3,116,424
Total members' equity qualified for net capital		3,116,424
Deductions and/or charges		
A. Non-allowable assets		
Furniture, equipment & fixtures	$172,746	
Other assets	388,395	
Total non-allowable assets		561,141
D. Other deductions and/or charges		66,257
Total deductions and/or charges		627,398
Net capital before haircuts		2,489,026
Haircuts on securities		
Debt securities	285,081	
Other securities	3,732	
Total haircuts on securities		288,813
NET CAPITAL		$2,200,213

WILEY BROS. - AINTREE CAPITAL, LLC

SCHEDULE 2

Reconciliation of Broker's Computation of Net Capital To Auditor's Computation of Net Capital Under Rule 15c3-1

	Broker's Computation	Difference	Auditor's Computation
1. Total ownership equity	$3,449,157	$(332,733) (1)	$3,116,424
3. Total	3,449,157	(332,733)	3,116,424
5. Total capital	3,449,157	(332,733)	3,116,424
6. A. Non-allowable assets	896,489	(335,348) (2)	561,141
D. Other deductions and/or charges	66,257		66,257
Total deductions	962,746	(335,348)	627,398
8. Net capital before haircuts	2,486,411	2,615	2,489,026
9. Haircuts on securities: Total haircuts	288,813		288,813
10. Net capital	$2,197,598	$ 2,615	$2,200,213

(1) Accrual of year end compensation and benefits	$(312,806)
Adjustment to other income	(396)
Adjustment to state income tax accrual	7,799
Miscellaneous audit adjustments	(649)
Adjustments to depreciation expense	(26,681)
	$(332,733)
(2) Decrease in other assets	$(424,215)
Increase in fixed assets	88,867
	$(335,348)

WILEY BROS. - AINTREE CAPITAL, LLC

SCHEDULE 3

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

AS OF APRIL 25, 2008

Minimum net capital required	$ 132,261
Minimum dollar net capital requirement of reporting broker	$ 250,000
Net capital requirements	$ 250,000
Excess net capital	$1,950,213

COMPUTATION OF AGGREGATE INDEBTEDNESS AND RATIO TO NET CAPITAL

Accrued taxes and other liabilities	$1,983,919
Aggregate Indebtedness	$1,983,919

Percentage of aggregate indebtedness to net capital

Aggregate indebtedness	$1,983,919	
Net capital	$2,200,213	90.17%

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS FOR THE YEAR ENDED APRIL 25, 2008

Beginning Balance	$0.00
Additions	0.00
Deductions	0.00
Ending Balance	$0.00

WILEY BROS. - AINTREE CAPITAL, LLC

SCHEDULE 4

COMPUTATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SEC

FOR THE YEAR ENDING APRIL 25, 2008

Wiley Bros. - Aintree Capital, LLC did not carry any margin accounts, maintained no securities on hand, promptly transmitted all customer funds and did not otherwise hold funds or securities for, or owe money or securities to, customers, thereby meeting the conditions of Rule 15c3-3(k)(2)(ii) exempting it from the requirements of Customer Protection Rule 15c3-3.

THE BAKER GROUP, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

**Independent Auditor's Report
on Internal Accounting Control
Required by SEC Rule 17a-5**

Wiley Bros. – Aintree Capital, LLC
Nashville, Tennessee

In planning and performing our audit of the financial statements of Wiley Bros. – Aintree Capital, LLC (the Company), as of and for the year ended April 25, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under the Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1504 17TH AVE. SOUTH · NASHVILLE, TN 37212 · 615-292-5500 · FAX 615-292-5400
MEMBERS AMERICAN INSTITUTE AND TENNESSEE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at April 25, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the partnership members, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

The Baker Group, P.C

June 19, 2008

END